November 21, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Office of Manufacturing and Construction
Jenn Do
Al Pavot

Re:	PolyOne Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 16, 2017

File No. 1-16091

Ladies and Gentlemen:

PolyOne Corporation, an Ohio corporation (the “Company,” “PolyOne” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2017, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed February 16, 2017 (the “Form 10-K”).

We respond to each of the Staff’s comments separately below as requested, but also include the following background and timeline to assist the Staff in evaluating our specific responses and to allow the Staff to fully understand the sequence of events that ultimately led to the sale of our Designed Structures & Solutions (“DSS”) segment. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Background and Timeline

In March 2013, we acquired Spartech Corporation (“Spartech”). The DSS segment was created at the time of the acquisition and was comprised of two businesses that were previously part of Spartech: Packaging and Sheet / Rollstock (renamed Custom Engineered Structures). The remaining businesses acquired from Spartech were absorbed into PolyOne’s other three segments: Color Additives and Inks, Specialty Engineered Materials, and Performance Products and Solutions.

Securities and Exchange Commission

November 21, 2017

Spartech had been an underperforming business for many years when PolyOne was approached by the Spartech Chairman in 2012 to consider acquiring Spartech. When we decided to proceed with the acquisition, we recognized that this was a turnaround situation. In many ways, Spartech looked like PolyOne in its early years (ca. 2000-2005). Given our management team and Board’s success with transforming PolyOne into a more specialized and profitable company, we believed we could do the same thing with Spartech. As we embarked on transforming Spartech, our goal was to make it more profitable, but recognized it would likely end up being much smaller as we looked to exit commoditized applications and business.

Early results from the Spartech acquisition were positive as a result of cost reductions associated with the elimination of redundant overhead and operating costs. A second wave of actions aimed to improve operating efficiencies and increase product prices were implemented in the latter part of 2014 and into 2015. Six Spartech plants were closed and manufacturing was consolidated into existing Spartech plants; however, the integration of these facilities did not go well and many customers experienced quality issues and delivery delays. These actions, in combination with price increases, frustrated many customers, resulting in some seeking alternate suppliers and lost business to us.

At the beginning of 2016, our primary focus was on improving quality and on-time delivery to win back lost customers, and internally we concluded that we would not begin contemplating any further restructuring at DSS until 2017 at the earliest. In August and September 2016, we prepared our strategic plan (four-year plan) for review with our Board in October 2016. Our strategic plan showed that by investing in new equipment (two new lines were scheduled to be installed in the first quarter of 2017 at the facility with the poorest operating performance), and focusing on improving quality and on-time delivery, DSS would show solid progress in the upcoming year. We expected that subsequent years would benefit from winning back previously lost customers, new product introductions, and innovations, such as applying our additives technology to DSS applications.

It was this strategic plan that was used by management for our annual test for goodwill impairment. The net present value (“NPV”) of the strategic plan for the Custom Engineered Structures (“CES”) reporting unit within the DSS segment showed that fair value exceeded the book value of assets by 8%. Accordingly, we determined that goodwill related to the CES reporting unit was “at risk” of impairment, as we had done in 2015, and disclosed this in our Form 10-K.

In November / December 2016, we received two phone calls from strategic buyers who said they had an interest in buying all or parts of the DSS segment. This was not unusual, as we normally get inquiries from time to time about whether we are interested in selling a particular business or asset. We did not formally engage with these parties; however, management advised the PolyOne Board during our regularly scheduled Board meeting on December 14, 2016 that these calls had been received. No formal discussion of pursuing a sale took place, but management agreed to follow up with the two parties and gauge the level of interest.

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November 21, 2017

Following the December 2016 Board meeting, no further communication took place between management and the Board related to a potential sale, until our regularly scheduled Board meeting on March 10, 2017. At that March Board meeting, management introduced the potential for a restructuring scenario but had not prepared any cost estimates or timelines for such a restructuring and asked the Board for more time to complete its assessment. The Board supported management’s recommendation to do two things in parallel: (1) complete a more thorough restructuring analysis and (2) more formally explore the possibility of selling all or parts of the DSS segment. Management agreed to review the updated analysis at the Board’s next regularly scheduled meeting in May.

On March 31, 2017, management engaged William Blair to assist with gauging outside interest in buying all or parts of the DSS segment. On April 11, 2017, summary financial information (through 2016) and background on the DSS segment was distributed to a number of potential buyers (including the ultimate buyer, Arsenal Capital Partners (“Arsenal”)) with a request for initial indications of interest.

William Blair received preliminary indications of interest from the potential buyers from April 27 through May 2, 2017. At the regularly scheduled meeting of the Board held on May 11, 2017, management summarized the preliminary indications of interest as well as provided a more detailed analysis of a restructuring option. After discussion, the Board agreed with management’s recommendation to further explore a sale opportunity with a narrower list of potential buyers, while further refining the restructuring analysis.

While this was taking place, management continued to run the DSS business with a continued focus on improving quality and on-time delivery and improving operating efficiencies. One of the new lines previously mentioned was installed in March 2017 and began to run product. Unfortunately, the start-up of this new machine resulted in inefficiencies and scrap as we conducted trial runs. Further, several critical raw materials experienced steep increases in cost in April and May. The combination of all these factors led to April and May DSS segment results that were significantly below the same period in the prior year and below our annual plan expectations.

The final round of bidding concluded on June 27, 2017. Arsenal, the ultimate buyer, submitted a bid of $115 million with no financing contingencies. On June 28, 2017, a telephonic Board meeting was held, during which management presented and recommended the approval of the proposal from Arsenal. The Board approved the sale of the DSS business at that time, after considering the very recent challenges with installing our new production line, experiencing unexpected losses in April and May, and management’s assessment that the value proposition from a sale was preferable to further restructuring. At this time, we met the criteria in ASC 205-20-45-1E to classify the assets and liabilities of DSS as held for sale.

Securities and Exchange Commission

November 21, 2017

On June 29, 2017, the Company entered into a purchase and sale agreement with Arsenal and on that same day filed a Current Report on Form 8-K, disclosing the agreement, as well as the expectation that the sale of the DSS segment would result in a loss of approximately $220 million.

The sale of the DSS segment was consummated on July 19, 2017. In its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, the Company recorded a loss on sale of $229.3 million and presented the results of the DSS segment as discontinued operations in accordance with ASC 205-20-45-1B.

Form 10-Q for the period ended June 30, 2017

1.	The loss from discontinued operations related to the divestiture of Designed Structures & Solutions (DSS) of $231.0 million caused your June 30, 2017 quarterly and to date net losses of $181.4 million and $134.5 million, respectively. Please address the following:

•	The segment analyses of DSS in MD&A in the December 31, 2016 Form 10-K and March 31, 2017 Form 10-Q do not appear to adequately convey that DSS was operating so poorly, unlike the commentary made in the earnings call transcripts for those periods, which indicate, among other things, your “disappointment” with DSS results. For example, DSS was not mentioned as a Key Challenge in the Form 10-K nor did the segment explanations indicate there were any longer term concerns with these operations. As a contrast, you commented in the transcript of the December 31, 2016 earnings call that you were “working hard to rebuild trust and credibility with customers”, which suggests certain issues within this business have been longstanding. Please explain how the disclosures in your filed documents adequately reflect the situation portrayed by management in the transcripts.

Response:

We acknowledge the Staff’s comment and refer the Staff to the disclosures set forth below. While we believe that these disclosures were sufficient to notify readers that there was risk present within the DSS segment, we acknowledge and agree with the Staff’s observation that the MD&A discussion did not portray the challenges as robustly as we did in the earnings calls.

December 31, 2016 Form 10-K

Item 1A. Risk Factors (Page 12)

We have a significant amount of goodwill, and any future goodwill impairment charges could adversely impact our results of operations.

As of December 31, 2016, we had goodwill of $677.4 million. For additional information, see Note 3, Goodwill and Intangible Assets, to the accompanying consolidated

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November 21, 2017

financial statements. The future occurrence of a potential indicator of impairment, such as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with customers, strategic decisions made in response to economic or competitive conditions, loss of key personnel or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, could result in goodwill impairment charges, which could adversely impact our results of operations. We have recorded goodwill impairment charges in the past, and such charges materially impacted our historical results of operations and financial condition. Based on our 2016 goodwill impairment test, performed as of October 1, 2016, our Custom Engineered Structures (CES) reporting unit, which is included in our Designed Structures and Solutions segment, was identified as being at risk of future impairment. For additional information, see “Critical Accounting Policies” included in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Critical Accounting Policies and Estimates (Page 31)

Based on our 2016 annual impairment test performed on October 1st, we determined one reporting unit was considered to be at risk of future impairment due to the fair value’s close proximity to the carrying value. Weak operating results for the Custom Engineered Structures (CES) reporting unit, included in the Designed Structures and Solutions segment, resulted in the fair value of the reporting unit exceeding the carrying value by 8.0% as of October 1, 2016. Accordingly, we concluded that the goodwill assigned to the CES business was not impaired. Although we believe that the current assumptions and estimates are reasonable, supportable and appropriate, our continued efforts to improve the performance of this business could be impacted by negative or unforeseen changes in market factors, which could impact our existing assumptions used in the impairment test. As such, there can be no assurance that these estimates and assumptions made for the purposes of the goodwill impairment test will prove to be accurate predictions of future performance. The carrying value of our CES reporting unit included goodwill of $108.8 million as of December 31, 2016. We will continue to closely monitor these factors along with the performance of the CES reporting unit.

March 31, 2017 Form 10-Q

Note 3 – Goodwill and Intangible Assets (Page 8)

As previously reported in our annual report on Form 10-K for the year ended December 31, 2016, we performed our annual goodwill impairment analysis on October 1, 2016, which resulted in an excess of fair value over carrying value of 8.0% for our Custom Engineered Structures (CES) reporting unit, which is included in our Designed Structures and Solutions segment results. CES had goodwill of $108.8 million at March 31, 2017. We have continued to monitor the performance of CES in 2017 and our assessment for the quarter ended March 31, 2017 did not indicate the presence of any goodwill impairment triggering events for CES. If the timing of new business opportunities and operational improvements are not achieved, impairment of intangible assets, including goodwill, and our other long-lived assets, could result.

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November 21, 2017

MD&A – Segment Information (Page 14)

As previously reported in our annual report on Form 10-K for the year ended December 31, 2016, we performed our annual goodwill impairment analysis on October 1, 2016, which resulted in an excess of fair value over carrying value of 8.0% for our Custom Engineered Structures (CES) reporting unit, which is included in our Designed Structures and Solutions segment results. CES had goodwill of $108.8 million at March 31, 2017. We have continued to monitor the performance of CES in 2017 and our assessment for the quarter ended March 31, 2017 did not indicate the presence of any goodwill impairment triggering events for CES. If the timing of new business opportunities and operational improvements are not achieved, impairment of intangible assets, including goodwill, and our other long-lived assets, could result.

•	You have classified the DSS assets and liabilities as held-for-sale for the periods presented and the DSS operating results and the loss on the sale as discontinued operations. Please explain to us the factors considered in determining whether the disposal of DSS represented a strategic shift in your operations pursuant to ASC 205-20-45-1B for which discontinued operations accounting is permissible.

Response:

We acknowledge the Staff’s comment and note that the conclusion that the disposal of DSS represented a strategic shift was based on quantitative and qualitative facts and circumstances.

We believe the DSS segment represented a significant portion of our annual revenue and total assets as of December 31, 2016 at 12% and 16%, respectively.

In assessing whether or not a strategic shift occurred upon the sale of DSS, we considered the fact that DSS was a separate reportable segment as a strong factor. Additionally, we note that DSS was consistently presented and discussed in the MD&A, earnings releases and other communications, evidencing its prominence within our periodic filings and communications.

As indicated above in our background narrative, DSS was established as a separate reportable segment at the time it was acquired from Spartech. This was done because the business model for DSS is unique from any of our other four segments in that DSS manufactures sheet and rollstock and in some cases finished thermoformed parts. Our other four segments are engaged in polymer formulation and service where nearly all products manufactured are in the form of a pellet or liquid. In almost no cases do we manufacture finished parts or larger applications, such as sheets of plastic, outside of DSS. This represents a strategic shift for us as we exit this business.

•	We note that most of the loss on sale has resulted from the impairment of DSS property and goodwill (page 8). Please explain to us the facts and circumstances you considered

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November 21, 2017

such that management was able to appropriately conclude that goodwill impairment was not warranted prior to June 30, 2017. We note from page 8 of the March 31, 2017 Form 10-Q your disclosure that there were no goodwill impairment triggering events for Custom Engineered Solutions as of that date.

Response:

We acknowledge the Staff’s comment and note the following chronological background of our assessment of goodwill impairment prior to June 30, 2017.

DSS is an operating and reportable segment that includes two reporting units, Packaging Solutions and CES. We first disclosed CES as being at-risk of impairment in our Annual Report on Form 10-K for the year ended December 31, 2015 as the fair value exceeded the carrying value by 13%.

Since that date, we assessed CES for impairment on a quarterly basis. This included reviewing and closely monitoring our actual and forecasted results. As of October 1, 2016, our annual impairment testing date, we took into consideration the lower operating income contribution as compared to the prior year in developing our strategic plan. As previously discussed, the strategic plan cash flows were used to calculate the fair value of our reporting units, which for CES exceeded its carrying value by 8.0% as of October 1, 2016. In the fourth quarter of 2016 and the first quarter of 2017, we assessed goodwill for impairment by comparing CES’s actual operating results to the projections used in the October 1, 2016 annual impairment test, noting that they were in line with our expected results. Thus, no impairment of goodwill was identified as a result of those assessments.

2.	Regarding the divestiture of DSS, you indicated in the March 31, 2017 earnings call transcript conducted in early May that you intended to keep DSS in your long-term portfolio, as that concern was brought up by the analysts. Please explain how management was able to make these assertions and then announce at the end of June the agreement to divest DSS. In this regard, please provide to us a detailed chronology of events that culminated in the sale of this business. As part of your response, please tell us:

•	the date management determined it would first consider strategic alternatives for DSS;

•	the date management initiated efforts to sell the business;

•	the date the Board was advised that management was exploring options to dispose of the business;

•	the date management initiated contact with the ultimate buyer; and

•	the date the Board approved the sale.

Securities and Exchange Commission

November 21, 2017

Response:

With respect to the chronology of events that culminated in the sale of the DSS segment, as noted above, management informed the Board of the two calls it had received from outside parties expressing an interest in acquiring parts or all of the DSS segment at its December 14, 2016 meeting. However, activity related to exploring a restructuring or sale option for the DSS segment initially began in the first quarter of 2017.

At the Board’s regularly scheduled meeting on March 10, 2017, management introduced the potential for a restructuring scenario but had not prepared any cost estimates or timelines for such a restructuring and asked the Board for more time to complete its assessment. The Board supported management’s recommendation to do two things in parallel: (1) complete a more thorough restructuring analysis and (2) more formally explore the possibility of selling all or parts of the DSS segment. Management agreed to review the updated analysis at the Board’s next regularly scheduled meeting in May.

On March 31, 2017, we engaged William Blair to assist with gauging outside interest in buying all or parts of the DSS segment. On April 11, 2017, we sent financial information (through 2016) and background on the DSS segment to a number of potential buyers, including the ultimate buyer, Arsenal. This was the first point of contact with Arsenal. William Blair received the preliminary indications of interest from the potential buyers from April 27 through May 2, 2017.

Management presented the initial indications of interest as well as a restructuring scenario to the Board at its regularly scheduled meeting on May 11, 2017. At this meeting, it was determined that management would continue to pursue the sale process with a smaller number of buyers and further refine its restructuring assessment. With the assistance of William Blair, management provided a smaller subset of buyers with in-person presentations and requested revised bids (including draft purchase and sale agreements).

Final bids were received on June 27, 2017, and on June 28, 2017, a telephonic meeting of the Board was held, during which management presented and recommended the approval of the proposal from Arsenal. Management recommended the sale of the DSS segment as the preferred course of action over further restructuring. The Board approved the sale of the DSS segment at that meeting.

With respect to the Staff’s questions relating to comments made on our first quarter earnings call, we observe that, based on the timeline as set forth above, no decision had been made at that time as to a sale of the DSS segment or a restructuring.

Our intention during the earnings call was to highlight that 2017 was a critical year in evaluating the performance of the DSS segment against our strategic plan, that there was uncertainty around the best strategic alternatives regarding the DSS segment, and that there was still work to be done in ascertaining the best course of action. Set forth below are some excerpts from that call that evidence this further.

Securities and Exchange Commission

November 21, 2017

During the April 27, 2017 earnings call in the prepared remarks, our CEO, Bob Patterson, commented:

Earnings Call Transcript Excerpt

“This is a critical year for DSS where we look to see both an improvement in our sales funnel and progress toward our 2020 Platinum Vision. If we don’t have measurable improvements or clear visibility to reaching the high potential of this business, then we have to reevaluate with necessary course corrections.”

In response to specific questions during the question-and-answer portion of the earnings call from our analysts on the types of things contemplated as a “course correction,” Mr. Patterson responded:

Earnings Call Transcript Excerpt

“[T]here’s no doubt that I think we have an underlying infrastructure that’s too large for the size of business that we have today. And I’d say first and foremost, we would be looking at potentially additional restructuring efforts for some of our businesses, if we don’t see things improve here in the near term.”

When asked specifically about a whether a sale of the DSS segment would be advantageous, Mr. Patterson relayed the challenges with the business and clearly stated that an evaluation was underway as to what to do with the business long term. He stated:

Earnings Call Transcript Excerpt

“[I]t’s a fair question, and I think it’s part of the analysis that we need to complete this year in understanding that … So look, on balance, I still think there’s a tremendous … synergy between us. But clearly, with the challenges that we’ve had with that business, we just haven’t been able to capitalize on that. So really, the evaluation of the business and the longer-term portfolio thinking comes down to really just those types of questions, which is how long it will take us to bring that to fruition and how much are we willing to invest to get there. And that’s what we need to ascertain this year.”

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-930-3574.

Very truly yours,

/s/ Bradley C. Richardson

Bradley C. Richardson

Executive Vice President and Chief Financial Officer